                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-1(a))

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                                TO RULE 13d-1(a)
                                (Amendment No. 2)


                      Integrated Alarm Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45890M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            c/o David Danovitch, Esq.
                                Gersten Savage LLP
                                600 Lexington Ave.
                                New York, NY 10022-6018

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Timothy M. McGinn

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    PF, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    451,903

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    451,903

10. SHARED DISPOSITIVE POWER

    739,618

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    739,618

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.03%

14. TYPE OF REPORTING PERSON*

    HC, IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mr. Cranberry LLC; 20-3658659

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    245,315

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    245,315

10. SHARED DISPOSITIVE POWER

    245,315

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    245,315

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.01%

14. TYPE OF REPORTING PERSON*

    HC, OO (limited liability company)

Note: Mr. Cranberry LLC is jointly controlled by Timothy McGinn,
      David L. Smith, and a third party.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    David L. Smith

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    PF, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    303,925

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    303,925

10. SHARED DISPOSITIVE POWER

    601,640

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    601,640

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.47%

14. TYPE OF REPORTING PERSON*

    HC, IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas J. Few

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    PF, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    771,550

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    771,550

10. SHARED DISPOSITIVE POWER

    771,550

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    771,550

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.17%

14. TYPE OF REPORTING PERSON*

    HC, IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael Nahl

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    400,000

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    400,000

10. SHARED DISPOSITIVE POWER

    480,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    480,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.97%

14. TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Potomac Capital Management LLC; 13-3984786

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    221,458

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    221,458

10. SHARED DISPOSITIVE POWER

    221,458

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     221,458

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.91%

14. TYPE OF REPORTING PERSON*

    HC, OO (limited liability company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Matthew Rogers

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    50,000

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    50,000

10. SHARED DISPOSITIVE POWER

    50,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    50,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.21%

14. TYPE OF REPORTING PERSON*

    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    First Integrated Capital Corp.;        14-1823291

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    42,400

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    42,400

10. SHARED DISPOSITIVE POWER

    42,400

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    42,400

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.17%

14. TYPE OF REPORTING PERSON*

    HC, CO

Note: First Integrated Capital Corp. is jointly controlled by Timothy McGinn and David L. Smith.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Joan Fisher Revocable Trust; 14-320-0568

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X]
                                                                 (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    104,500

8.  SHARED VOTING POWER

    2,681,051

9.  SOLE DISPOSITIVE POWER

    104,500

10. SHARED DISPOSITIVE POWER

    104,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    104,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.43%

14. TYPE OF REPORTING PERSON*

    OO (Revocable Trust)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   45890M109
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Integrated Alarm Services Group, Inc. (the "Issuer" or the "Company"). The address of the Issuer's offices is One Capital Center, 99 Pine Street, 3rd Floor, Albany, New York 12207. This schedule 13D relates to the Issuer's Common Stock (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background

This statement is being filed by Timothy M. McGinn, Mr. Cranberry LLC, a New York limited liability company, David L. Smith, Thomas J. Few, Michael Nahl, Potomac Capital Management LLC, a New York limited liability company, Matthew Rogers, First Integrated Capital Corp., a Delaware corporation, and the Joan Fisher Revocable Trust (each a "Reporting Person," collectively, the "Reporting Persons" or the "Group"). The members of the Group have entered into a Joint Filing and Solicitation Agreement, dated June 6, 2006, appended hereto as Exhibit A, for the purpose of soliciting proxies or written consents for the approval of proposals to be submitted by Mr. McGinn to maximize the value of the shareholders' interests in the Company. The parties agree that their efforts are directed toward effecting an acquisition of the Company. In the event that the efforts of the Group materially change, Mr. McGinn or his representative agrees to re-solicit the consent of all members of the Group.

The address of the Reporting Persons is as follows. The address and/or principal place of business for Timothy M. McGinn (Chairman of the Board and Chief Executive Officer of the Company), Mr. Cranberry LLC, David L. Smith (President and a Director of McGinn, Smith & Co., Inc.), and First Integrated Capital Corp is c/o McGinn, Smith & Co., Inc., 99 Pine Street, Albany, New York 12207. The address for Thomas J. Few (Vice Chairman, President and Chief Operating Officer of the Company) is 9 Pima Court, Oakland, N.J. 07436. The address for Michael Nahl (Chief Financial Officer, Albany International Corp.) is 111 Woods Lane, Menands, New York, 12204. The address and principal place of business for Potomac Capital Management LLC is 825 Third Avenue, New York New York 10022. The address for Matthew Rogers is 328 Palm Trail, Delray Beach, FL 33483, and the address for the Joan Fisher Revocable Trust is 29 Colonial Grove, Landonville, NY 12211.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

This Amendment No. 2 is being filed to disclose certain recent transactions by certain Reporting Persons.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

In the case of Reporting Persons who are individuals and employees of the Company, the Shares were acquired with personal funds in private or open market transactions or as founders' shares as previously disclosed to the commission. In the case of Reporting Persons who are individuals but not employees of the Company, the Shares were acquired in open market transactions using those Reporting Person's personal funds. In the case of Reporting Persons that are entities, the Shares were acquired from the working capital of the entities in open market transactions. The Shares were not acquired by the members of the Group in anticipation of forming the Group for the purposes disclosed herein.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Group has been formed for the purpose of considering and advocating actions which would maximize, in the Group's opinion, shareholder value in the Company. The Group, or members thereof, may pursue a course of action which could lead to a proposal to acquire the Company or substantial assets of the Company.

The Group may also nominate a slate of directors for election to the Company's board at the next annual meeting of shareholders, or any special meeting called to consider such action.


--------------------------------------------------------------------------------
tem 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below:

      Name of                    Number of Shares             Percentage
 Reporting Person               Beneficially Owned        of Outstanding Stock
 ----------------               ------------------        --------------------

 Timothy M.McGinn                      451,903                 1.85%

 Mr. Cranberry, LLC                    245,315                 1.01%

 David L. Smith                        313,925                 1.29%

 Thomas J. Few                         771,550                 3.17%

 Michael Nahl                          480,000                 1.97%

 Potomac Capital Management LLC        221,458                 0.91%

 Matthew Rogers                         50,000                 0.21%

 First Integrated Capital Corp.         42,400                 0.17%

 Joan Fisher Revocable Trust           104,500                 0.43%

                  Group's Total:     2,681,051                11.00%

(b) Each of the above Reporting Persons shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person, except as follows: 10,000 Shares beneficially owned by Mr. Smith are owned by Mr. Smith's adult son, in trust with Mr. Smith as trustee; Mr. Cranberry, LLC is controlled by Mr. McGinn, Mr. Smith, and a third party; First Integrated Capital Corp. is controlled by Mr. McGinn and Mr. Smith; 80,000 Shares beneficially owned by Mr. Nahl are owned by Mr. Nahl's minor daughter and dependent. The stockholding interests of Mr. Cranberry, LLC and of First Integrated Capital Corp. are separately set forth in the table above from those of Mr. McGinn or Mr. Smith for ease of presentation, and to avoid double-counting.

(c) There have been no transactions in the Shares during the past 60 days by the persons named herein, other than a purchase by Michael Nahl of 30,027 common shares on May 30 and 31st, 2006, at a price between $3.69 and $3.75 per share; a purchase by Mr. Nahl on June 20, 2006 of 49,973 common shares at a price of $4.00 per share; and a purchase on June 14, 2006 by Mr. Cranberry LLC from Thomas J. Few of 60,000 common shares in a private transaction at $3.65 per share. The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.


--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The members of the Group have entered into a Joint Filing and Solicitation Agreement, dated June 6, 2006, appended hereto as Exhibit A, for the purpose of soliciting proxies or written consents for the approval of proposals to be submitted by Timothy McGinn to maximize the value of the shareholders' interests in the Company.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

A Joint Filing and Solicitation Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 28, 2006
                                      ---------------------------------------
                                                (Date)


                                      Timothy McGinn

                                      /s/ Timothy McGinn
                                      ----------------------------------------
                                              (Signature)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                    JOINT FILING AND SOLICITATION AGREEMENT


WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Integrated Alarm Services Group, Inc., a Delaware corporation ("IASG");

WHEREAS, Timothy M. McGinn, Mr. Cranberry LLC, a New York limited liability company, David L. Smith, Thomas J. Few, Michael Nahl, Potomac Capital Management LLC, a New York limited liability company, Matthew Rogers, First Integrated Capital Corp., a Delaware corporation, and the Joan Fisher Revocable Trust wish to form a group, among other things, to maximize the value of their shares of IASG.

NOW, IT IS AGREED, this 6th day of June 2006 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of IASG to the extent required under applicable securities laws. Each of the undersigned agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this Agreement is in effect, each of the undersigned shall provide written notice to Gersten Savage LLP ("Gersten") of (a) any of their purchases or sales of securities of IASG or (b) any securities of IASG over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of soliciting proxies or written consents for the approval of proposals to be submitted by Mr. McGinn to maximize the value of the shareholders' interests in IASG. The parties agree that their efforts are directed toward effecting an acquisition of IASG. In the event that the efforts of the Group materially change, Mr. McGinn or his representative agrees to re-solicit the consent of all members of the Group.

4. Each of the undersigned agrees that any SEC filing, press release, or stockholder communication proposed to be made or issued by the Committee in connection with the Group's activities set forth herein shall be first approved by Mr. McGinn or his representative.

5. The relationship of the parties hereto shall be limited to carrying on the business discussed herein in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.

6. This Agreement may be executed in counterparts and via facsimile, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

7. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the federal and state courts in the State of New York.

8. Any party hereto may terminate his/its obligations under this Agreement only after the earlier of (a) the first business day following the agreed-upon conclusion of the Group's efforts or (b) on 24 hours' written notice to all other parties, with a copy by facsimile to Jay M. Kaplowitz, Esq. or David E. Danovitch, Esq. at Gersten, Fax No. (212) 980-5192.

9. Each party acknowledges that Gersten shall act as counsel for both the Group and Timothy McGinn. Unless otherwise provided in writing and agreed to separately among the parties, each member of the Group will bear their own expenses. From time to time members of the Group will have the opportunity but will not be obligated to contribute to expenses, including legal and investment banking expenses, incurred by Timothy McGinn on behalf of the Group.

10. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

BY:


/s/ Timothy McGinn
---------------------------
Timothy M. McGinn


BY:

/s/ Timothy McGinn
---------------------------
Mr. Cranberry LLC
By: Timothy McGinn, Managing Member


By:

/s/ David L. Smith
---------------------------
David L. Smith


By:

/s/ Thomas J. Few
---------------------------
Thomas J. Few


By:

/s/ Michael Nahl
---------------------------
Michael Nahl


By:

/s/ Paul J. Solit
---------------------------
Potomac Capital Management LLC
By: Paul J. Solit, President


By:

/s/ Matthew Rogers
---------------------------
Matthew Rogers


By:


/s/ Timothy McGinn
---------------------------
First Integrated Capital Corp.
By: Timothy McGinn, Chairman & CEO


By:

/s/ Joan Fisher
---------------------------
Joan Fisher Revocable Trust
By: Joan Fisher, Trustee